UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

Joseph M. Field

c/o Entercom Communications Corp.

401 E. City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100

1.	Name Of Reporting Person Joseph M. Field
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source Of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship Or Place Of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 7,060,012
	8.	Shared Voting Power 455,000
	9.	Sole Dispositive Power 7,060,012
	10.	Shared Dispositive Power 455,000
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 7,515,012
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.8%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 293639100

This Amendment No. 7 on Schedule 13D/A (“Amendment No. 7”) is being filed by Joseph M. Field to amend and supplement the Schedule 13D originally filed on July 9, 2008 (the “Original Schedule 13D”) by Joseph M. Field. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following supplemental information:

On February 2, 2017, Entercom Communications Corp. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CBS Corporation, a Delaware corporation (“CBS”) and CBS Radio Inc., a Delaware corporation and an indirect wholly owned subsidiary of CBS (“CBS Radio”) and Constitution Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, among other things, Merger Sub will merged with and into CBS Radio, with CBS Radio continuing as the surviving corporation, and a wholly owned subsidiary of the Company.

In connection with the transactions contemplated by the Merger Agreement, on February 2, 2017, Joseph M. Field entered into a voting agreement with the Company (the “Voting Agreement”), pursuant to which, among other things, he agreed to vote the Subject Securities (as defined in the Voting Agreement) in favor of all matters that require the approval of the Company’s shareholders pursuant to the Merger Agreement.

In addition, on February 2, 2017, Joseph M. Field, Marie Field and David J. Field entered into a side letter agreement with the Company (the “Side Letter”), pursuant to which such shareholders agreed to, immediately prior to the closing of the transactions contemplated by the Merger Agreement, convert a specified amount of Company Class B Common Stock into Company Class A Common Stock, and to certain restrictions on the transfer of the Company Class B Common Stock and Company Class A Common Stock held by such shareholders (with exceptions for certain estate planning transfers and other transfers described therein) for a period of nine months after closing of the Merger. Such shareholders also agreed to automatically convert certain of their shares of Company Class B Common Stock into shares of Company Class A Common Stock upon the occurrence of certain events, subject to the terms and conditions of the Side Letter.

The foregoing descriptions of the Voting Agreement and the Side Letter do not purport to be complete and are qualified in their entirely by reference to the full text of such agreements filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	Amount Beneficially Owned:	7,515,012

Joseph M. Field beneficially owns 7,515,012 shares which includes: (i) 1,214,152 shares of Class A common stock for which Joseph M. Field is the record holder; (ii) 5,818,282 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock for which Joseph M. Field is the record holder; (iii) 330,000 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the spouse of Joseph M. Field; (iv) 6,000 shares of Class A common stock which may be acquired through the exercise of options; (v) 21,578 shares of Class A common stock held of record by Joseph M. Field as trustee of a

CUSIP No. 293639100

trust; (vi) 75,000 shares of Class A common stock beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Foundation; and (viii) 50,000 shares of Class A common stock beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Family Environmental Foundation.

(b)	Number of shares as to which such person has:

	(i) sole power to vote or to direct the vote:	7,060,012

	(ii) shared power to vote or to direct the vote:	455,000

	(iii) sole power to dispose or to direct the disposition of:	7,060,012

	(iv) shared power to dispose or to direct the disposition of:	455,000

(c) During the past sixty (60) days Joseph M. Field disposed of 2,389 shares of Class A common stock of the Company in order to satisfy the tax obligations in connection with the vesting of shares of restricted stock, of which shares,

•	1,105 were withheld on February 2, 2017 for a deemed value of $15.70 per share; and

•	1,284 were withheld on February 3, 2017 for a deemed value of $15.85 per share.

Further, on February 8, 2017, Joseph M. Field acquired 11,922 restricted stock units (Class A common stock) of the Company for no consideration as contemplated by his employment agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following supplemental information:

Item 4 above summarizes certain provisions of the Voting Agreement and the Side Letter and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D/A, and each is incorporated by reference herein.

Except as set forth herein, the reporting person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 293639100

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Voting Agreement, dated as of February 2, 2017 by and between Entercom Communications Corp and Joseph M. Field (incorporated by reference to Exhibit I to the Merger Agreement, which is filed as Exhibit 2.1 to the Current Report on Form 8-K, dated February 3, 2017 filed by Entercom Communications Corp.).

Exhibit 99.2	Side Letter Agreement, dated as of February 2, 2017 by and between Entercom Communications Corp and Joseph M. Field, Marie Field and David J. Field (incorporated by reference to Exhibit H to the Merger Agreement, which is filed as Exhibit 2.1 to the Current Report on Form 8-K, dated February 3, 2017 filed by Entercom Communications Corp.).

CUSIP No. 293639100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017
Date

/s/ Joseph M. Field
Signature

Joseph M. Field
Name/Title